SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                          The Procter & Gamble Company
                                (Name of Issuer)

                  The Procter & Gamble Company Common Stock
                         (Title of Class of Securities)

                                 742718 10 9
                                 (CUSIP Number)

CUSIP No. 742718 10 9
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1)   Names of Reporting Persons; S.S. or I.R.S. Identification
     Nos. of Above Persons

     The Trustees of the Long-Term Incentive Trust of The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan; I.R.S. Identification Number 31-6019598
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2)   Check the Appropriate Box if a Member of a Group:

     (a)  Not Applicable

     (b)  Not Applicable
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3)   SEC Use Only
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4)   Citizenship or Place of Organization:

     Two Procter & Gamble Plaza, Cincinnati, Ohio 45202
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Number of      (5)  Sole Voting Power:  0
Shares Bene-   -------------------------------------------------------------
ficially
Owned by       (6)  Shared Voting Power:  As of December 31, 1995, 37,885,715
Each Report-        shares of Common Stock.  Under the terms of the Trust,
ing Person          Plan participants are entitled to instruct the Trustees
with:               on how to vote shares allocated to their accounts.
               ------------------------------------------------------------

               (7) Sole Dispositive Power: As of December 31, 1995, 37,885,715 shares of Common Stock.
               ------------------------------------------------------------

               (8)  Shared Dispositive Power:  0
               ------------------------------------------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person:

     As of December 31, 1995, 37,885,715 shares of Common Stock.
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                 Not Applicable
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11)  Percent of Class Represented by Amount in Row 9:  5.1%
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12)  Type of Reporting Person:  EP
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                                  SCHEDULE 13G

Item 1(a) -    Name of Issuer:  The Procter & Gamble Company

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               One Procter & Gamble Plaza, Cincinnati, Ohio 45202

Item 2(a) -    Name of Person Filing:   The Trustees of the Long-Term
                                        Incentive Trust of The Procter &
                                        Gamble Profit Sharing Trust and
                                        Employee Stock Ownership Plan

Item 2(b) -    Address of Principal Business Office:

               One Procter & Gamble Plaza, Cincinnati, Ohio 45202

Item 2(c) -    Citizenship:  State of Ohio

Item 2(d) -    Title of Class of Securities:

               The Procter & Gamble Company Common Stock

Item 2(e) -    CUSIP Number:  742718 10 9

Item 3    -    If this statement is filed pursuant to Rules 13d-1(b), or
               13d-2(b), check whether the person filing is a:

               (f)       x    Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund

Item 4 - Ownership:

               (a) Amount Beneficially Owned: As of December 31, 1995, 37,885,715 shares of Common Stock.

               (b)  Percent of Class:  5.1% (Rounded to nearest tenth)

               (c)  Number of shares as to which such person has:

                      (i)     Sole Power to Vote or to Direct the Vote:  0

                     (ii) Shared Power to Vote or to Direct the Vote: As of December 31, 1995, 37,885,715 shares of Common Stock. Under the terms of the Trust, Plan participants are entitled to instruct the Trustees on how to vote shares allocated to their accounts.

                     (iii) Sole Power to Dispose or to Direct the Disposition of: As of December 31, 1995, 37,885,715 shares of Common Stock.

                     (iv) Shared Power to Dispose or to Direct the Disposition of: 0

Item 5    -    Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6    -    Ownership of More than Five Percent on Behalf of Another
               Person:  Not Applicable

Item 7    -    Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding
               Company:  Not Applicable

Item 8    -    Identification and Classification of Members of the Group:
               Not Applicable

Item 9    -    Notice of Dissolution of Group:  Not Applicable

Item 10   -    Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               The filing of this statement shall not be construed as an admission that such person named in Item 2(a) is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act or any other section of such Act, the beneficial owner of any securities covered by the statement.

               Dated:  February 14, 1996

                                        The Long-Term Incentive Trust of The
                                        Procter & Gamble Profit Sharing Trust
                                        and Employee Stock Ownership Plan



/S/G. J. MUSSARI
-----------------------------------
G. J. Mussari, Trustee
February 14, 1996